UBS Financial Services Inc.

Consolidated Statement of Financial Condition

December 31, 2015
(Amounts in Thousands of Dollars)

Assets

Cash and cash equivalents	$	1,095,084
Cash and securities segregated and on deposit for federal and other regulations		2,667,895
Financial instruments owned, at fair value		510,618
Securities purchased under agreements to resell		1,976,936
Securities borrowed		738,052
Receivables:		
Clients (net of allowance for doubtful accounts of $791)		4,466,734
Loans		173,644
Brokers, dealers and clearing organizations		1,012,300
Dividends and interest		26,242
Fees and other		229,853
Receivables from affiliated companies		101,756
Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $965,990)		598,821
Goodwill and intangibles		565,575
Deferred tax asset		1,157,723
Other assets		557,028
Total assets	$	15,878,261

Liabilities and stockholder's equity

Financial instruments sold, not yet purchased, at fair value	$	64,239
Securities sold under agreements to repurchase		119,253
Securities loaned		611,970
Payables:		
Clients (including free credit balances of $4,446,526)		5,789,130
Brokers, dealers and clearing organizations		163,773
Dividends and interest		80,085
Accrued compensation and benefits		2,073,878
Payables to affiliated companies		377,062
Income taxes payable		4,477
Other liabilities and accrued expenses		1,637,190
		10,921,057
Subordinated liabilities		1,930,000
Stockholder's equity		3,027,204
Total liabilities and stockholder's equity	$	15,878,261

See notes to consolidated financial statements.